UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12 (b) or (g) of
the Securities Exchange Act of 1934

CRYSLER CORPORATION
(Exact name of registrant as specified in its charter)
Nevada (State or other jurisdiction of incorporation or organization)	88-0513470 (I.R.S. Employer Identification No.)

1530-9th Ave. S.E., Calgary, Alberta Canada (Address of principal executive offices)	T2G 0T7 (Zip Code)

(403) 693-8003
Registrant's telephone number, including area code

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12 (g) of the Act:
Common Stock 100,000,000 shares
$.001 par value per share

(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Crysler Corporation (the "Company") was incorporated on November 19, 2001 under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder for cash consideration.

The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

No assurances can be given that the Company will be successful in locating or negotiating with any target company.

The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

    increased visibility in the financial community;

    provision of information required under Rule 144 for trading of eligible securities;

    compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by The National Association of Securities Dealers or on the Nasdaq SmallCap Market;

    the facilitation of borrowing from financial institutions;

    improved trading efficiency;

    shareholder liquidity;

    greater ease in subsequently raising of capital;

    compensation of key employees through stock options for which there may be a market valuation; and

    enhanced corporate image.

There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

    requirement for audited financial statements;

    required publication of corporate information;

    required filings of periodic reports with the Securities and Exchange Commission; and

    increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

Certain private companies may find a business combination more attractive than an initial public offering of their securities. Reasons for this may include the following:

    inability to obtain an underwriter;

    possible increased costs, fees and expenses;

    possible delays in the public offering process; and

    greater dilution of their outstanding securities.

Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for this may include the following:

    no investment capital raised through a business combination; and

    no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with the Company may include the following:

    a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

    a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

    a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

    a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

    a foreign company which may wish an initial entry into the United States securities market;

    a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; and

    a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company will not issue or sell additional shares or take any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company.

The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company will voluntarily continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

W. Scott Lawler and Jacqueline Danforth are the officers and directors of the Company and W. Scott Lawler is the controlling shareholder of the Company's sole shareholder, International Securities Group Inc. The Company has no employees nor are there any other persons other than Ms. Danforth and Mr. Lawler who devote any of their time to its affairs. All references herein to management of the Company are to Mr. Lawler and Ms. Danforth. The inability at any time of either Mr. Lawler and/or Ms. Danforth to devote time to the Company's affairs could have a material adverse impact on its operations.

 GLOSSARY

Blank Check Company

As used herein, a blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Combination

Normally a merger, stock-for-stock exchange or stock-for assets exchange between the Registrant and a target company.

The Company or the Registrant

The corporation whose common stock is the subject of this Registration Statement.

Exchange Act

The Securities Exchange Act of 1934, as amended.

Securities Act

The Securities Act of 1933, as amended.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

THE COMPANY HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses with corresponding revenues, at least until the consummation of a business combination. See PART F/S: "FINANCIAL STATEMENTS". International Securities Group Inc. has agreed to pay all expenses incurred by the Company until a business combination is consummated. The expenses paid by International Securities Group Inc. will be carried on the books of the Company as a shareholder's loan. International Securities Group Inc. is the sole shareholder of the Company. There is no assurance that the Company will ever by profitable.

THE COMPANY HAS ONLY TWO DIRECTORS AND TWO OFFICERS. The Company's president and treasurer is Jacqueline Danforth and its secretary is W. Scott Lawler, and both Mr. Lawler and Ms. Danforth are directors. Mr. Lawler is also the controlling shareholder of International Securities Group Inc. which is the Company's sole shareholder. Because management consists of only two persons, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its two directors and officers when selecting a target company. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. Mr. Lawler and Ms. Danforth estimate only devoting a limited amount of time per month to the business of the Company. Neither Mr. Lawler nor Ms. Danforth have entered into a written employment agreement with the Company and they are not expected to do so. The Company has not obtained key man life insurance on Mr. Lawler and/or Ms. Danforth. The loss of the services of Mr. Lawler and/or Ms. Danforth would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST. Ms Danforth, the Company's president and treasurer, and Mr. Lawler the Company's secretary, participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The Company has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of a business combination may include such terms as Mr. Lawler and/or Ms Danforth remaining a director or officer of the Company. Mr. Lawler and/or Ms. Danforth would directly benefit from such employment. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Lawler's company, International Securities Group Inc., for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Lawler would directly benefit from such payment. Such benefits may influence Mr. Lawler's and/or Ms. Danforth's choice of a target company. The Company's Bylaws provide that the Company may indemnify its officers and directors for any liability including reasonable costs of defense arising out of any act or omission by any officer or director on behalf of the Company to the full extent allowed by the laws of the State of Nevada. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS-Conflicts of Interest."

THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having establish operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a "penny stock" depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 3a51-1 which establishes the definition of a "penny stock", for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, SEC Rule 15g-9 rules requires delivery of a document to investors stating the risks, special suitability inquiry, regular reporting and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, and acquisitions of, business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Exchange Act, the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude the consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, International Securities Group Inc., as the sole shareholder of the Company, may agree to sell or transfer all or a portion of its Company's common stock so as to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

TAXATION. Federal and state tax consequences will, in all likelihood, be major consideration in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2. PLAN OF OPERATION.

SEARCH FOR TARGET COMPANY

The Company intends to enter into a business combination with a target company in exchange for the Company's securities. The Company has not engaged in any negotiations with any specific entity regarding the possibility of a business combination with the Company. The Company has entered into an agreement with International Securities Group Inc., the sole shareholder of the Company, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as the Company has effected a business combination. International Securities Group Inc. has agreed to make loans to the Company to allow for payment of all expenses of the Company until such time as a business combination is effected. The Company currently has no cash and expects to expend the amount of $20,000.00 prior to effecting a business combination which will be spent on accounting fees, filing fees, travel, telephone and office expenses. These funds will be provided by International Securities Group Inc. by way of loans to the Company. Should International Securities Group Inc. fail to make the loans to the Company then, unless the Company can find an alternate source of funding, either by way of equity or loans, it would be unable to continue operations. Mr. Scott Lawler, who is secretary and a director of the Company, is the sole officer and director and controlling shareholder of International Securities Group Inc. The Company currently does not expect prior to effecting a business combination to hire any employees. The Company currently does not expect prior to effecting a business corporation to purchase any plants or significant equipment. The Company does not engage in any product research and development.

International Securities Group Inc. may only locate potential target companies for the Company and is not authorized to enter into any agreement with a potential target company binding the Company. The Company's agreement with International Securities Group Inc. is not exclusive and International Securities Group Inc. has entered into agreements with other companies similar to the Company on similar terms. International Securities Group Inc. may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

International Securities Group Inc. owns 5,000,000 shares of the Company's common stock for which it paid a total of $500.00 in cash, or $. 0001 per share. See Page 9 "ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT".

International Securities Group Inc. anticipates that it will enter into agreements with other consultants to assist it in locating a target company and International Securities Group Inc. may share its stock in the Company with or grant options on such stock to such referring consultants and may make payment to such consultants. There is no minimum or maximum amount of stock, options, or cash that International Securities Group Inc. may grant or pay to such consultants. The Company will be responsible for the costs and expenses of its activities in seeking a potential target company, including any agreement with International Securities Group Inc. and any referring consultants. International Securities Group Inc. has agreed to make such loans to the Company as it may require to allow it to pay its expenses.

International Securities Group Inc. anticipates that it may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who may be contact or solicited. To date International Securities Group Inc. has not utilized solicitation, does not anticipate that it will do so, and expects to rely on referrals from consultants in the business and financial communities for referrals of potential target companies.

MANAGEMENT OF THE COMPANY

The Company has no full time employees. W. Scott Lawler and Jacqueline Danforth are the only officers and directors of the Company. Mr. W. Scott Lawler is also the controlling shareholder of International Securities Group Inc., the Company's sole shareholder. Mr. Lawler and Ms. Danforth have agreed to allocate a limited portion of their time to the activities of the Company after the effective date of this Registration Statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Lawler and Ms. Danforth and the potential demands of the Company's activities.

The amount of time spent by Mr. Lawler and Ms. Danforth on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Lawler and Ms. Danforth will actually be required to spend to locate a suitable target company. Mr. Lawler and Ms. Danforth estimate that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

GENERAL BUSINESS PLAN

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, neither of whom is a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Company will become subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. The Company may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company, depending upon, among other things, the target company's assets and liabilities, and the Company's percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

The Company will pay all expenses in regard to its search for a suitable target company. Any funds required will be provided by International Securities Group Inc. to the Company in the form of a shareholder's loan. Mr. W. Scott Lawler and Ms. Danforth, officers and directors of the Company, will provide their services without charge or repayment by the Company after the effective date of this Registration Statement. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates. If International Securities Group Inc. stops or becomes unable to continue to pay the Company's operating expenses, the Company may not be able to timely file its periodic reports required under the Exchange Act nor to continue to search for an acquisition target. In such event, the Company would seek alternative sources of funds or services, primarily through the issuance of its securities.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities, for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; any analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of International Securities Group Inc. at no cost to the Company. International Securities Group Inc. has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of April 19, 2002, the Company had 5,000,000 total shares issued and outstanding. The Company has one hundred million (100,000,000) authorized shares. The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.
Title of Class	Name & Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common shares	W. Scott Lawler 1530-9th Ave S.E. Calgary AB T2G 0T7	5,000,000 Held indirectly(1)	100%
Common Shares	All Executive Officers and Directors as a Group	5,000,000	100%

(1) As the controlling shareholder, sole director and officer of International Securities Group Inc., Mr. Lawler is deemed to be the beneficial owner of the common stock of the Company owned by International Securities Group Inc.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Company has two Directors and Officers as follows:
Name	Age	Positions and Offices Held
Jacqueline Danforth	30	President/Treasurer & Director
W. Scott Lawler	40	Secretary & Director

There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

Set forth below are the names of the directors and officers of the Company, all positions and offices with the Company held, the period during which they have served as such, and the business experience during at least the last five years:

Ms. Jacqueline Danforth - President/Treasurer and Member of the Board of Directors

Ms. Danforth has been a member of the Board of Directors and the President and Treasurer of the Company since its inception on November 20, 2001. Since August, 2001, Ms. Danforth has also served as a member of the Board of Directors and as the President of Fact Corporation, a public company traded on the OTC:BB and also a director of Food and Culinary Technologies Group Inc. a wholly owned subsidiary of Fact Corporation. Ms. Danforth also sits on the Board of Directors of Texas T Petroleum Ltd., a subsidiary of Texas T Resources Inc., a Company traded on the CDNX venture market in Canada. Ms. Danforth has spent the past several years in the employ of publicly traded companies, providing contract management, administrative and accounting services. From December 1, 1997 to June 15, 2001, Ms. Danforth was the Secretary and Treasurer and a member of the Board of Directors of Synergy Technologies Corporation. During her tenure at Synergy Technologies, Ms. Danforth was a member of Synergy's audit committee; a director of Carbon Resources Limited, a subsidiary of Synergy, a director of SynGen Technologies Limited, a wholly owned subsidiary of Synergy and a director of Lanisco Holdings Limited, a wholly owned subsidiary of Carbon Resources Limited.

Mr. W. Scott Lawler - Secretary and Member of the Board of Directors

Mr. Lawler has been the secretary and a member of the Board of Directors of the Company since its inception on November 20, 2001. Mr. Lawler has been a member of the Board of Directors of Fact Corporation, a public company traded on the OTC:BB since November 1, 1999 and of Capital Reserve Canada Limited, a wholly owned subsidiary of Fact Corporation since December 8, 1999. From November, 1999 to August, 2001 Mr. Lawler served as President of FAct Corporation. Mr. Lawler has also served as a member of the Board of Directors of Food and Culinary Technologies Group Inc., a wholly owned subsidiary of Capital Reserve Corporation since its inception July, 2001. Mr. Lawler is the President and sole director of International Securities Group Inc. Mr. Lawler is an attorney and is admitted in the States of California and Utah. Mr. Lawler received a Bachelor's Degree in Business Management in 1984 from Brigham Young University and his Juris Doctorate degree from U.S.C. Law Center in 1988. Mr. Lawler was admitted to the California State Bar in 1988 and the Utah State Bar in 1995. Mr. Lawler has been the principal of Lawler & Associates, specializing in corporate and securities matters, since 1995.

 PREVIOUS BLANK CHECK COMPANIES

Management has not been involved in any previous blank check offerings.

CURRENT AND FUTURE BLANK CHECK COMPANIES

W. Scott Lawler, the Secretary and a Director of the Company, may be involved in creating additional companies similar to this one. The initial business purpose of each of these companies will be to engage in a business combination with an unidentified company or companies and each will be classified as a blank check company until completion of a business combination.

Target companies will be located for the Company and other identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other times. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

None.

CONFLICTS OF INTEREST

W. Scott Lawler, the Company's secretary and a member of the board of directors, expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. In addition, insofar as Mr. Lawler and Ms. Danforth are engaged in other business activities, they may devote only a portion of their time to the Company's affairs.

A conflict may arise in the event that another blank check company with which Mr. Lawler is affiliated also actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

Mr. Lawler and Ms. Danforth expect to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Lawler or Ms. Danforth would not attend to other matters prior to those of the Company. Mr. Lawler and Ms. Danforth estimate that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours month over the course of several months but such figure cannot be stated with precision.

Mr. Lawler is the president, director and controlling shareholder of International Securities Group Inc., a Nevada corporation, which owns 5,000,000 shares of the Company's common stock. At the time of a business combination, some or all of the shares of common stock owned by International Securities Group Inc. may be purchased by the target company or retired by the Company. The amount of common stock sold or continued to be owned by International Securities Group Inc. cannot be determined at this time.

The terms of business combination may include such terms as Mr. Lawler and/or Ms. Danforth remaining as directors and/or officers of the Company. The terms of a business combination may provide for a payment by cash or otherwise to International Securities Group Inc., for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Lawler and/or Ms. Danforth would directly benefit from such employment or payment. Such benefits may influence Mr. Lawler's and/or Ms. Danforth's choice of a target company.

The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION

The Company's officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company. However, W. Scott Lawler, the secretary and a director of the Company, anticipates receiving benefits as beneficial shareholder of the Company, as the officer and director and controlling shareholder of International Securities Group Inc. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - Conflicts of Interest".

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company has issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500.00 in cash:

Name Number of Total Shares Consideration

International Securities Group Inc. 5,000,000 $500.00

W. Scott Lawler is the sole director, controlling shareholder and president of International Securities Group Inc. The total number of shares were issued to International Securities Group Inc. in exchange for cash consideration of $500.00.

ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $.001 par value, of which there are 5,000,000 shares issued and outstanding. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this Registration Statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

There are no shares of preferred stock authorized for issuances.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15 (d) of the Exchange Act. Upon effectiveness of this Registration Statement the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Following a business combination, a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders; and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company may apply for quotation of its securities on the OTC Bulletin Board.

To have its securities quoted on the OTC Bulletin Board a company must:

      be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

      has at least one market maker who completes and files a Form 211 with NASD Regulation Inc.

The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

TRANSFER AGENT

It is anticipated that Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona, 85251, will act as transfer agent for the common stock of the Company.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

    MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock", for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

    that a broker or dealer approve a person's account for transactions in penny stocks; and

    the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person; and

    make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

    sets forth the basis on which the broker or dealer made the suitability determinations; and

    that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

    HOLDERS. There is one holder of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 504 promulgated thereunder.

    DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

As noted above, in connection with organizing the Company, on November 20, 2001, the Company issued a total of 5,000,000 unregistered shares of common stock at a value of $.0001 per share to International Securities Group Inc. for cash. W. Scott Lawler, the Company's secretary and director is the sole director, controlling shareholder and president of International Securities Group Inc. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 504 promulgated thereunder for such sale and issuance.

ITEM 5. IDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada General Corporation Law requires the Company to indemnify its officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The Company's Articles of Incorporation eliminate personal liability of directors and officers, to the Company or its stockholders, for damages for breach of their fiduciary duties as directors or officers, except for liability (i) for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the unlawful payment of dividends.

In addition, the Company's Bylaws provide that the Company may indemnify, to the fullest extent authorized or permitted by law, its officers and directors for any liability including the reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the Company.

The Company has not, as of this time, obtained any directors' and/or officers' insurance providing for indemnification of the Company's directors, officers and/or employees for certain liabilities, but it expects to do so in the future.

The Company has not entered into any indemnification agreements with any of its current or past directors or officers providing for indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance.

PART F/S

FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for the Company for the period ended December 31, 2001. The following financial statements are attached to this report and filed as a part hereof.

 CRYSLER CORPORATION
INDEPENDENT AUDITOR'S REPORT and
FINANCIAL STATEMENTS

DECEMBER 31, 2001

FINANCIAL STATEMENTS
CRYSLER CORPORATION

Stan J.H. Lee, CPA ( a member firm of DMHD Hamilton Clark & Co.) 2182 Lemoine Avenue Suite 200 Fort Lee, NJ 07024	Tel) 201-681-7475 Fax) 815-846-7550 e-mail) sierra5533@aol.com

 INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
Crysler Corporation
(a Development Stage Company)
1530 9th Avenue S.E.
Calgary, Alberta. T2G 0T7

I have audited the accompanying financial statement of Crysler Corporation (a development stage company) as of December 31, 2001 and for the period beginning November 19, 2001 ( the date of inception) to the calendar year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crysler Corporation (a development stage company) as of December 31, 2001 and the results of its operations and its cash flows for the period beginning November 19, 2001 ( the date of inception) to calendar year then ended in conformity with the U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Crysler Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, Crysler Corporation was only recently formed, has incurred losses since its inception and has not yet been successful in establishing profitable operations, raising substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Stan J.H. Lee, CPA /s/
----------------------------------
Stan J.H. Lee, CPA
March 30th , 2002
Fort Lee, New Jersey

 CRYSLER CORPORATION
BALANCE SHEETS

AS OF DECEMBER 31, 2001

ASSETS

Cash	0

Total Assets	$0

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accrued expenses	$500
Shareholder's Loan (Note 3)	139
Total Current Liabilities	639

Stockholders' Equity Common Stock - authorized 50,000,000 shares with par value of $0.001 (Note 2)	500
Accumulated deficit	(1,139)
Total Stockholders' Equity	(639)

Total Liabilities and Stockholders' Equity	$0

 CRYSLER CORPORATION
STATEMENTS OF OPERATIONS and DEFICITS

FOR THE PERIOD
BEGINNING NOVEMBER 19, 2001 (DATE OF INCEPTION)
TO DECEMBER 31, 2001

Revenue: Revenue		$0

Expenses
Other Administrative expenses		1,139

Earnings (Loss) from operations		(1,139)

Provision for income taxes		--

Net Income (Loss)		$(1,139)

Net Income (Loss) per Common Share	$	(0.0002)

Weighted Average Number of Common Shares Used in Calculation		5,000,000

CRYSLER CORPORATION
STATEMENTS OF CASH FLOWS

FOR THE PERIOD
BEGINNING NOVEMBER 19, 2001
(DATE OF INCEPTION) TO DECEMBER 31, 2001

Cash From Operating Activities:
Net income (loss) from continuing operations	$(1,139)

Changes in operating assets and liabilities
Accounts payable and accrued expenses	500
Net Cash Flows From Operating Activities	(639)

Cash From Financing Activities:
Issue of common stock	500
Shareholders' loan	139
Net Cash Flows From Financing Activities	639

Net change in cash and cash equivalents	--
Cash at beginning of period	--

Cash at end of period	$--

CRYSLER CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE PERIOD BEGINNING NOVEMBER 19, 2001
(DATE OF INCEPTION) TO DECEMBER 31, 2001
	Common Stock Shares Amount		Accumulated Surplus (Deficit)	Total Shareholders Equity
	No.	$	$	$
Balance at November 19, 2001	--	--	--	--
Issue of Common Stock	5,000,000	5,000	--	5,000
Common stock sold at below par value	--	(4,500)	--	(4,500)
Net (loss) - year 2001	--	--	(1,139)	(1,139)
Balance at December 31, 2001	5,000,000	500	(1,139)	(639)

  Note 1- Summary of Significant Accounting Policies

Going Concern

The accompanying financial statements have been prepared in conformity with the U.S. generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company was only recently formed, has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern.

In this regard, management is proposing to raise any necessary additional funds not provided by operations through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties

Development Stage Company

Crysler Corporation has been in the development stage since its formation on November 19, 2001. Planned principal operations have not commenced since then and the company has not generated any revenue

This summary of significant accounting policies of Crysler Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to the U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization and Operations

Crysler Corporation. (the "Company") was incorporated under the laws of the State of Nevada on November 19, 2001 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. As of December 31, 2001, the Company did not commence any formal business operations. Therefore, all the activities to date relate to the Company's organization and proposed fund raising.

The Company's fiscal year end is December 31.

The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

Use of Estimates in the preparation of the financial statements

The preparation of the Company's financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Note 1- Summary of Significant Accounting Policies - Continued

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Earnings (Loss) Per Share

Earnings (loss) per share of common stock is computed based on the weighted average number of 5,000,000 common shares for the year ended December 31, 2001. Fully diluted earnings per share are not presented because they are anti-dilutive.

Income Taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes," ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the fact that the Company did not have any material operations for the three years period.

Note 2 - Stockholders' Equity

Common Stock

The company is authorized to issue 50,000,000 shares of common stock at a par value of $0.001. On November 20, 2001, the Company issued 5,000,000 shares of its common stock to International Securities Group Inc. for $500 in settlement of debt. The shares were issued at below par value.

Warrants and options

There are no warrants or options outstanding to issue any additional shares of common stock.

Note 3- Related Party Transactions

International Securities Group Inc., the sole shareholder of the company, provided funds totaling $639 for the incorporation costs of the company. The Company issued 5,000,000 shares of Common Stock to International Securities Group Inc. in order to settle $500 of this loan. The balance of the loan, $139 is disclosed as Shareholder's Loan at December 31, 2001.

 PART III

ITEM 1. INDEX TO EXHIBITS
3 (i)	Articles of Incorporation	Filed herewith
3 (ii)	Bylaws	Filed herewith
4	Stock Specimen	Filed herewith
10.1	Agreement with International Securities Group Inc.	Filed herewith
23	Consent of Stan Lee, independent auditor	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSLER CORPORATION

(Registrant)

Date: April 25, 2002	By: /s/ JACQUELINE DANFORTH (Signature)
Name: Jacqueline Danforth